

# annual shareholders meeting
## 06.12.14

This presentation contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended and such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. "Forward-looking statements" describe future expectations, plans, results, or strategies and are generally preceded by words such as "may", "future", "plan" or "planned", "will" or "should", "expected", "anticipates", "draft", "eventually" or "projected". You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause future circumstances, events, or results to differ materially from those projected in the forward-looking statements, including the risks that actual results may differ materially from those projected in the forward-looking statements as a result of various factors, and other risks identified in filings made by the company with the Securities and Exchange Commission.

# management and board

- **senior leadership**
  - Randall Hales - president/CEO; board member
  - Brandon O'Brien - CFO
  - Jason Schwartz - COO
  - Brian Stech - EVP Sales & Marketing
  - Kent Wuthrich - EVP Product
  - Kim Rogers - Director Investor Relations & Business Development
  - Abby Barraclough - Legal, Human Resources
- **independent directors**
  - Cheryl Larabee - Professor, College of Business & Economics, Boise State University
  - Dan Maurer - SVP/GM Consumer Group; Intuit
  - Todd Heiner - CEO Express Locations
  - Brad Holiday - CFO Callaway Golf

- **what's working**

  - revenue stabilizing; forecast return to growth late 2014

  - generating cash flow from operations

  - debt-free balance sheet

  - category leadership: screen protection, keyboards, audio

  - robust product pipeline

  - strengthening team with great new hires

- **what's changing**

  - improved sales execution (domestic & international)

  - tighter inventory controls; distribution improvements

  - detailed sales forecasting

  - reduced reliance on Apple product launches

  - two annual product launch cycles

  - focused effort to strengthen brands









# strategic objectives and values

integrity
ownership
care for people
passion
continuous improvement
performance
sense of urgency
THE PREFERRED BRAND
CREATIVE PRODUCT SOLUTIONS
TARGETED GLOBAL DISTRIBUTION
ZAGG

# product strategy



integrity
ownership
care for people
passion
continuous improvement
performance
sense of urgency
THE PREFERRED BRAND
CREATIVE PRODUCT SOLUTIONS
TARGETED GLOBAL DISTRIBUTION
ZAGG



# screen
# protection


ZAGG

# product overview

**ZAGG**

| product | market position | revenue contribution | gm% | sales trending |
|---|---|---|---|---|
| screen protection | #1 | #1 | above guidance | down |
| tablet keyboards | | | | |
| audio | | | | |
| power management | | | | |
| cases | | | | |
| misc. | | | | |



$300

$225

$150

$75

$0

2009    2010    2011    2012    2013

**ZAGG**

one

HDX

glass







on
demand




ZAGG
keyboards

# product overview

| product | market position | revenue contribution | gm% | sales trending |
|---|---|---|---|---|
| invisibleSHIELD | #1 | #1 | above guidance | down |
| tablet keyboards | #2 | #2 | at guidance | up |
| audio | | | | |
| power management | | | | |
| cases | | | | |
| misc. | | | | |





ZAGG's Tablet Keyboard Market Share

— Dollar Share    — Unit Share

#1 selling iPad Air keyboard
#1 selling iPad Mini keyboard

Source: NPD – Retail Tracking Service; May 2014



# audio

# product overview

ZAGG

| product | market position | revenue contribution | gm% | sales trending |
|---|---|---|---|---|
| invisibleSHIELD | #1 | #1 | above guidance | down |
| tablet keyboards | #1 | #2 | at guidance | up |
| audio | top five | #3 | below guidance | up |
| power management | | | | |
| cases | | | | |
| misc. | | | | |



#1 selling personal audio product - iFrogz Plugz earbud
#1 selling headphone under $15 - iFrogz Toxix
Tadpole sales are growing rapidly



ZAGG

power
management

# product overview

| product | market position | revenue contribution | gm% | sales trending |
|---|---|---|---|---|
| invisibleSHIELD | #1 | #1 | above guidance | down |
| tablet keyboards | #1 | #2 | at guidance | up |
| audio | top five | #3 | below guidance | up |
| power management | top five | #4 | at guidance | up |
| cases | | | | |
| misc. | | | | |







# power management

ZAGG
ifrogz
ifrogz
ifrogz

# product overview

| product | market position | revenue contribution | gm% | sales trending |
|---|---|---|---|---|
| invisibleSHIELD | #1 | #1 | above guidance | down |
| tablet keyboards | #1 | #2 | at guidance | up |
| audio | top five | #3 | below guidance | up |
| power management | top five | #4 | at guidance | up |
| cases | top twenty | #5 | below guidance | down |
| misc. | N/A | #6 | variety | up |

# product diversification

ZAGG



| | screen protection | | other | | keyboard |
|---|---|---|---|---|---|
| | audio | | case | | power mgmt |

- **device specific product life cycles are approximately 10-months**
  - building a team that can adjust quickly to changing market
  - better leveraging market research, retail data, customer feedback, consumer feedback, and emerging trends
- **product management/product development**
  - added additional product management talent
  - added engineering talent (mechanical, electrical, software)
- **broad product offering spanning several product categories offers "one-stop" marketplace for our customers**



# brand strategy

ZAGG


THE PREFERRED BRAND
CREATIVE PRODUCT SOLUTIONS
TARGETED GLOBAL DISTRIBUTION
ZAGG
Your best fit.™
ownership
care for people
passion
continuous improvement



# brand strategy

ZAGG

| ZAGG | INVISIBLE SHIELD | ifrogz |
| --- | --- | --- |
| Work | Protect | Play |
| *Values:* | *Values:* | *Values:* |
| Efficient | Superior Quality | Fun |
| First to Market | Backed by Science | Clever |
| Professional Design | Confident | Universal / Main Stream |
| *Characteristics:* | *Characteristics:* | *Characteristics:* |
| 1. Premium Price Point | 1. Premium Price Point | 1. Colorful |
| 2. Functionally Enhances Device | 2. Durable Materials | 2. Affordable Pricing |
| 3. Smart Design / Engineering | 3. Lifetime Warranty | 3. Stylish |
| 4. Sophisticated Colors & Materials | 4. Easy to Use / Install | 4. Playful |











- **increasing consumer awareness**
  - #1 priority is to increase distribution presence
  - in-store displays, signage, promotion
  - increased involvement in retailer advertising strategies
  - packaging that reinforces brand identities
  - on-line awareness (Facebook, Twitter, YouTube, etc.)
  - editorial coverage strategy with all new products, new PR agency

# distribution strategy

ZAGG


integrity
ownership
care for people
preformance
sense of urgency
THE PREFERRED BRAND
CREATIVE PRODUCT SOLUTIONS
TARGETED GLOBAL DISTRIBUTION
ZAGG
Your best fit.

# distribution strategy

- **re-organized sales team over past 9-months**
  - hired new EVP sales
  - hired six new account managers
  - hired new domestic wholesale and franchise manager
  - hired new account managers for L. America; France; Germany; U.K.
  - engaged sales training team
  - hired international managing director
- **re-structured sales compensation**
- **implemented recommendations from revenue acceleration consultants**

- **launched new website**
  - ZAGG.com; iFrogz (coming soon)
- **broader commerce strategy**
  - Amazon; brick & mortar.coms
- **language specific international websites**

- revenue stabilizing; forecast return to growth late 2014

- generating cash flow from operations

- category leadership: screen protection, keyboards, audio

- robust product pipeline; two annual product launch cycles

- strengthening team with great new hires

- improved sales execution (domestic & international)

- focused effort to strengthen brands



- revenue: $218m - $228m

- gross margins: mid-to-high 30's

- ebitda: $32m - $34m



# income statement

- **stabilizing revenue compression**
- **trending to guidance**

|  | 1q13 | 2q13 | 3q13 | 4q13 | FY13 | 1q14 |
|---|---|---|---|---|---|---|
| **revenue** | $51,471 | $51,198 | $49,869 | $66,818 | **$219,356** | $49,003 |
| **gm%** | 36.9% | 42.1% | 44.5% | 36.6% | **39.7%** | 36.3% |
| **operating margin** | 3.9% | 10.6% | 12.9% | -4.3% | **5.0%** | 4.0% |
| **adjusted EBITDA** | $6,142 | $10,457 | $10,175 | $12,334 | **$39,105** | $5,480 |
| **adjusted EBITDA margin** | 11.9% | 20.4% | 20.4% | 18.5% | **17.8%** | 11.2% |
| **net income (loss)** | $876 | $2,774 | $3,184 | ($2,044) | **$4,790** | $988 |
| **EPS** | $0.03 | $0.09 | $0.10 | ($0.07) | **$0.15** | $0.03 |

# balance sheet

- **sufficient liquidity: cash from operations and $60.0M LOC**
- **no outstanding debt**

| | | | | |
|---|---|---|---|---|
| Cash | $6,511 | Accounts payable | | $13,893 |
| Accounts receivable | $36,573 | Income taxes payable | | $1,710 |
| Inventories | $39,079 | Accrued liabilities | | $3,191 |
| Prepaid expenses & other current assets | $1,499 | Sales returns liability | | $5,442 |
| Deferred income tax assets | $8,009 | **Total Current Liabilities** | | **$24,326** |
| **Total Current Assets** | **$91,671** | | | |
| | | Revolving line of credit | – | |
| | | **Total liabilities** | | **$24,236** |
| | | Common stock, 32,560 shares issued | | $33 |
| Property and equipment, net | $4,897 | Additional paid-in capital | | $83,408 |
| Intangible assets, net | $38,772 | Accumulated other comprehensive income | | ($17) |
| Deferred income tax assets | $11,377 | Note receivable collateralized by stock | | ($348) |
| Note receivable | $801 | Treasury stock, 2,312 common shares at cost | | ($12,485) |
| Other assets | $541 | Retained earnings | | $53,232 |
| | | **Total stockholders equity** | | **$123,832** |
| **Total Assets** | **$148,059** | **Total Liabilities & Equity** | | **$148,059** |



# ZAGG

**annual shareholders meeting
06.12.14**